20549-0408

                                                    April 12, 2007



Legacy Mining Ltd.
The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Legacy Mining Ltd.
    Form SB-2, amendment number 3, filed March 23, 2007
    File Number 333-138672

Dear Sir:

         We have considered your amended Form SB-2 and have the following, limited comment at this time. Please substantively revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

        Your amended registration statement does not appear to contain updated financial statements as required by Item 310 of Regulation S-B and Form SB-2. Please note that we commented on this issue in our prior comment number 26. For this reason, we will not perform a detailed examination of this amendment and will not issue any further comments until this deficiency is addressed.

        Please be sure that any amendment is revised to reflect this updated financial information in the rest of the filing, as need be. The description of your business operations generally needs to be at least as current as the latest financial statements provided.

Legacy Ming Ltd.
April 12, 2007
Page 2


Closing Comments

        As appropriate, please amend your registration statement in response to this comment.
You may wish to provide us with marked copies from amendment number 2 to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our prior letter and this letter of comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh
West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David
Lyon at 202-551-3421, or to me at 202-551-3421.

                                                     Sincerely,



                                                     Michael Clampitt
                                                     Staff Attorney




By fax: Penny Green
        Fax number 604-732-4804